Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

November 2, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

	Re:	Dynegy Inc. Schedule 14A filed by Seneca Capital International Master Fund, L.P. et al. Filed October 21, 2010
File No. 1-33443

Ladies and Gentlemen:

Set forth below are the responses of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2010 with respect to the above-referenced Schedule 14A (“Preliminary Proxy Statement”), filed with the Commission on October 21, 2010.

Once you are satisfied with our responses to your comments, we plan to file through EDGAR Amendment No. 1 to the Preliminary Proxy Statement simultaneously with a Definitive Proxy Statement. For your convenience, we have hand delivered to the Staff five copies of this letter along with the supplemental information referred to in Comment 1 below.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Preliminary Proxy Statement.

Securities and Exchange Commission November 2, 2010 Page 2

Schedule 14A

Reasons to defeat the proposed merger, page 4

1.	Please revise or provide us with supplemental support for the following statements related to the issuer’s financial performance:

•	“We believe the Merger consideration values Dynegy’s assets at less than one-third of their replacement cost, which we believe reflects electricity prices at an unsustainably low point in the cycle;”

•	“Additionally, the Merger consideration represents an approximately 42% discount to the split-adjusted closing price of the Shares on March 12. . .;”

•

“This is a substantial underperformance in comparison to Dynegy’s merchant power peer group identified in Dynegy’s October 5, 2010 investor presentation – Calpine, Mirant, NRG Energy and RRI Energy – which experienced only an approximately 4% decline from March 12, 2010 through October 20, 2010, on a market capitalization weighted-average basis;”

•

“We also note that Dynegy’s Share price declined approximately 64% between March 12, 2010 and August 12, 2010. . . as compared to an approximately 3% decline for its peer group over the same period on a market capitalization weighted-average basis;” and

•

“Furthermore, we believe that a substantial majority of the approximately $1.1 billion in cumulative cash outflow identified in Dynegy’s Proxy Statement is attributable to non-recurring environmental expenditures as well as the repayment of lease-related third-party debt and certain debt maturities.”

Where the support for your calculations appears in other documents or reports please provide us with the highlighted portions of the documents, so that we may assess the context of the information on which you rely. Please mark the supporting documents to identify the specific information relied upon, including financial statement line items and mathematical calculations.

Response: We acknowledge the Staff’s comment and have provided with this letter the supplemental support requested and the documents with the information upon which we relied having been highlighted. We are requesting confidential treatment of this supplemental information pursuant to Rule 83.

Securities and Exchange Commission November 2, 2010 Page 3

2.	We note that you reserve the right to implement plans or proposals with respect to Dynegy as a means of enhancing stockholder value. Please describe any specific plans you may have or state that you have no specific plans.

Response: We acknowledge the Staff’s comment and propose to revise the last paragraph on page 5 of the Preliminary Proxy Statement to read as follows (the underlined text reflects the language we propose to add to the paragraph):

In summary, we believe that there is substantial value above the $4.50 per share Merger consideration that can be realized by stockholders without the Merger and further, as noted in our Schedule 13D filing, we reserve the right to implement plans or proposals with respect to Dynegy as a means of enhancing stockholder value, whether alone or with third parties. Specifically, we are considering a proposal to replace two members of the Dynegy Board and proposals for stockholder resolutions encouraging the Dynegy Board to enhance stockholder value. In addition, we are exploring the potential for alternative transactions to the Merger.

Accordingly, Seneca Capital recommends that you vote AGAINST the Merger proposal by signing, dating and returning the enclosed GOLD proxy card or voting via the internet or telephone as soon as possible.

Solicitation of Proxies, page 10

3.	We note that if you are successful, you intend to seek reimbursement from Dynegy for your expenses. Please state whether the question of such reimbursement will be submitted to a vote of security holders.

Response: We acknowledge the Staff’s comment and propose to revise the fifth paragraph on page 10 of the Preliminary Proxy Statement to state that we currently intend to submit the approval of our reimbursement to a vote of security holders.

4.	We note that proxies may be solicited by mail, facsimile, telephone, telegraph, internet, in-person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: We acknowledge the Staff’s comment and confirm that we understand that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.

Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission November 2, 2010 Page 4

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours,

Seneca Capital

By:	/s/ Douglas A. Hirsch
Authorized Person

cc:	Sean T. Wheeler (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
adel.aslanifar@lw.com